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Exhibit 99(d)(3)
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                        EMONS TRANSPORTATION GROUP, INC.
                             96 South George Street
                           York, Pennsylvania  17401



                              July __, 1999


 TO: THE REGISTERED HOLDERS OF EMONS TRANSPORTATION GROUP, INC., $0.14 SERIES A
          CUMULATIVE CONVERTIBLE PREFERRED STOCK

     RE:  Notice of Consummation of the Merger of Emons Transportation Group,
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          Inc. and ETG Merger Corporation
          -------------------------------

  This is to notify you that the merger between Emons Transportation Group, Inc. (the "Company") and its wholly-owned subsidiary, ETG Merger Corporation, was approved at the Special Meeting of Stockholders held on June 29, 1999. Accordingly, unless you properly informed the Company, prior to the Special Stockholders Meeting, that you are exercising appraisal rights in accordance with Delaware law, you must exchange your Convertible Preferred Stock certificates or your Senior Preferred Stock certificates, if you have not exchanged them for the current Convertible Preferred Stock (collectively referred to as the "Convertible Preferred Stock") for certificates representing the Company's Common Stock, par value $0.01 per share ("Common Stock").

  The American Stock Transfer & Trust Company of New York, New York, has been designated as the Exchange Agent to accept your Convertible Preferred Stock certificate(s) and to exchange such certificates for Commons Stock.

  For each issued and outstanding share of Convertible Preferred Stock you own, you have the right to receive 1.1 shares of Common Stock.

  Upon surrender to American Stock Transfer & Trust Company of your Convertible Preferred Stock certificate(s), together with a completed and duly executed Letter of Transmittal, the Exchange Agent will promptly issue to you the proper number of shares of Common Stock. Fractional shares will not be issued; for any fractional share to which you may be entitled, you will proportionately receive $2.375 per whole share (the closing price of the Common Stock on June 29, 1999).

  A Letter of Transmittal and instructions are enclosed for your use. A return envelope

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addressed to the American Stock Transfer & Trust Company is also enclosed should you desire to use the envelope to deliver your certificates to the Exchange Agent. Registered mail is recommended, with a return-receipt requested, properly insured. The means of delivery of your certificate(s) and the risk of loss in case of failure to deliver are your responsibility.

  Please send your Convertible Preferred Stock certificates at your earliest convenience, but in all cases, prior to December 31, 1999, so that American Stock Transfer & Trust Company can send you the new certificates and any cash-in-lieu of fractional shares promptly. Please do not send your stock
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certificate(s) to Emons Transportation Group, Inc., as this will delay the
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issuance of your new stock certificate(s).
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  If you have any questions, please contact Shareholder Relations at American
Stock Transfer & Trust Company at (800) 937-5449 or (212) 936-5100.  Thank you.


                              Sincerely,


                              -------------------------------------
                              Name:  Robert Grossman
                              Title: Chairman and President
                              717/771-1701